
Austrian


05008029

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 27, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

Austrian

April 27, 2005

Ad-hoc Release

CONTINUING CHALLENGING CONDITIONS HAVE NEGATIVE EFFECT ON RESULT

Group unlikely to achieve annual forecast due to market conditions
Quarterly Result of the Austrian Airlines Group (January to March 2005)

The first quarter of 2005 featured weakness in the load factor, overcapacity in the market and extremely high fuel costs (marked by spikes of up to US$ 600 per tonne). These negative conditions led to a situation whereby the passenger load factor on scheduled services fell by 2.7 percentage points to 68.0 % compared to the same period the previous year. Transport performance on scheduled and charter services fell by 3.9 % to 1.86 million passengers carried.

Compared to last year, the adjusted EBIT fell from EUR -27.7m to EUR -64.0m. The EBIT fell from EUR -40.7m to EUR -73.6m. Profit before tax was EUR -81.0m, compared to EUR -47.6m the previous year (adjusted figure EUR -74.5m, following EUR -34.9m in Q1 2004).

Vagn Soerensen, the Chief Executive Officer of the Austrian Airlines Group, issued the following comment on the quarterly result: 'We reacted rapidly to the fall in demand and reduced our planned growth. Although our marketing measures, which have included subsidising transfer charges, introducing the 'silverticket – upgrade to business' to stabilise Business Class load factors and global sales offensives have had a positive impact, it has proved impossible to compensate entirely for external market factors.

Consequently, as the situation stands at present, it will not be possible to meet the demands of our annual forecast to date (to improve on the adjusted EBIT for 2004 of EUR 10 million). As a result of the existing framework conditions – fuel prices and overcapacity in particular – we expect to see a negative adjusted EBIT for the full year of 2005.

We will continue to build upon our strategy of specialisation as the dominant player in the market for services to Central and Eastern Europe with a dense network of long-haul connections to Asia and Australia. The successful future of the Austrian Airlines Group lies in this niche market.

In order to further-on successfully pursue this strategy, jointly fortifying the competitiveness of our hub Vienna will also be an important success factor. Continuous efforts and support by the Vienna Airport Authority, the national air traffic control - Austro Control and last but not least also by political decision makers will be necessary.'

Tense results situation

Due to the sharp increase in fuel costs and weak load factor, the Austrian Airlines Group reported a reduction in its result in the first quarter. The operating EBIT fell to EUR -73.6m (from its level last year of EUR -40.7m). The figure for profit before tax worsened to EUR -81.0m from -47.6m in the comparison period the previous year.

Slight reduction in revenue

Due to the weaker passenger load factor caused by the continuing low levels of demand, flight revenue in the first three months of 2005 sank by 1.8 % to EUR 433.0m. Other revenue increased by EUR 9.7m to EUR 4.4m, due in particular to reporting date valuations of foreign currency. Operating revenue rose by 1.1 % to EUR 469.7m in the reporting period as a result.

Expenses increase due to high fuel costs

Operating expenses reached a level of EUR 543.3m in the first quarter, equivalent to an increase of 7.5 % compared to the same period last year. As well as the dramatic rise in kerosene prices, this increase was caused by rises in personnel expenditure due to seasonal effects following the expansions in production introduced in the 2004 summer schedule. Expenditure on fuel in the reporting period rose by 34.3 % to reach EUR 73.6m. In the first three months of the year, the average kerosene price stood at US$ 481 per tonne, significantly above the planning assumptions of the Austrian Airlines Group for 2005 of US$ 450 per ton (figure for the previous year: 240 US$ per tonne). As a result, fuel costs as a percentage of total expenditure before exceptionals have risen from 10.6 to 13.5 % within a year. A relatively small proportion of the considerable cost increases was passed onto passengers by means of surcharges. The fuel surcharges introduced in mid-2004 and subsequently increased on a step-by-step basis were reduced slightly in January 2005 due to a slight relaxation in crude oil prices. Due to the renewed and consistent increase in the price of oil since that time, however, the company will introduce another increase in fuel surcharges on long-haul routes on 15 May 2005.

Reduction in cash flows from operating activities

Cash flows from operating activities fell to EUR 9.1m in the reporting period (EUR 61.0m last year). Due to reduced investment volume, cash flows from investment activities fell from EUR -74.9m to EUR -40.9m.

Chief Financial Officer Thomas Kleibl made the following interim financial statement: 'The profit warning combined with today's publication of 1st quarter results is issued at the time, at which we see a high probability, that we will not meet the demand of our previous forecast for 2005 due to constantly high fuel costs and weaker load factors in the early months of this year. In the future fuel costs will most probably account for a greater aliquot proportion of the overall expenditure of airlines. At this stage, it is important that we move forward very consistently. We are keeping our unit costs close to the production level, continuing to adjust these at short notice as and when necessary and focusing completely on increasing our load factors.'

Financial Result for First Quarter 2005

Key Business Indicators	Unit	1-3/2005	1-3/2004	+/- %
Revenue	EURm	462.5	471.0	-1.8
Operating revenue	EURm	469.7	464.7	1.1
Operating expenses	EURm	-543.3	-505.4	-7.5
EBITDAR	EURm	-5.0	16.3	-
EBITDAR adjusted [1]	EURm	4.6	42.4	-89.2
EBIT	EURm	-73.6	-40.7	-80.8
EBIT adjusted [2]	EURm	-64.0	-27.7	-
Profit before tax	EURm	-81.0	-47.6	-70.2
Profit before tax adjusted [2]	EURm	-74.5	-34.9	-
Profit after tax	EURm	-81.0	-47.6	-70.2
Profit after tax adjusted [3]	EURm	-74.5	-34.9	-
Cash flows from operating activities	EURm	9.1	61.0	-85.1
Net loss for the period	EURm	-80.8	-47.9	-68.7
Financial result	EURm	-7.4	-6.9	-7.2
Passengers carried on scheduled and charter services		1,863,639	1,940,271	-3.9
Passenger load factor (scheduled services)	%	68.0	70.7	-2.7 P.
Cargo	Tonnes	34,607	33,057	4.7

1 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.
3 Adjusted for profits/losses from the disposal of assets, exchange rate valuations at the reporting date, revaluations of aircraft and changes in corporate tax rates.

Slowdown in traffic growth / specialisation continued

Due to the weaker demand, capacity growth on **scheduled services** slowed considerably in the first three months of the year, despite the fact that Austrian continued with its strategy of expansion. Revenue passenger kilometers rose by 1.5 % compared to the same period last year, while there was an increase of 5.5 % in available seat kilometers. This led to a reduction in the passenger load factor to 68.0 (last year: 70.7 %). The number of passengers carried fell by 2.8 % to 1,655,465. Revenue in the scheduled segment remained stable at EUR 394.2m (figure for last year: EUR 392.1m). The unadjusted EBIT of the scheduled segment reached EUR -64.7m compared to EUR -34.8m in the first quarter of 2004.

Chief Commercial Officer Dr. Josef E. Burger issued the following statement: 'Despite the tough operating environment, we were able to continue with our programme of specialisation and expansion in the spring of 2005 with the inauguration of scheduled flights to Varna in Bulgaria and Sibiu in Romania in Eastern Europe, and to Basle and Turin in the West. As we move into the summer programme, new scheduled flights to Alexandria in Egypt and Amman in Jordan will be introduced at the beginning of June, while services to Mumbai (Bombay) in India are due to begin in early September. Our current programme of growth for the full year 2005 measured in available seat kilometers (ASK) is expected to produce moderate growth of up to 5 %.'

The **charter segment** was strongly influenced by the consequences of the tsunami disaster in the Indian Ocean region in the first quarter. As a result of production cutbacks following the tsunami, the volume of passengers travelling into the region fell by around 75 % compared to the previous year. The transfer of the long-haul programme to the Caribbean in particular enabled the company to make up part of this reduction. Overall, however, capacity measured in available seat kilometers was reduced by 11.7 %. In the first three months of the year, 208,174 passengers were carried on charter traffic, a fall of 11.9 %. Revenue in the charter segment was EUR 38.8m (last year: EUR 48.8m). This fall was caused by the consequences of the disastrous flooding and demand-oriented product adjustments in the medium-haul segment. The unadjusted EBIT of the charter segment fell from EUR –6.8m in the first three months of 2004 to EUR -9.9m in the same period this year.

Taken by **geographical segment**, scheduled services expanded significantly in the long-haul segment. The trend in demand varied from region to region, and fell was well below expectations in several geographical segments. The geographical segment of Australia reported the largest increase in passengers. In the short-haul and medium-haul segment, capacity increased only marginally due to the challenging competitive environment. The greatest passenger growth was achieved in the geographical segments of Middle East, Central Asia, Central Europe, South-Eastern Europe, Scandinavia and South-Eastern Europe. In the charter segment, the sharp increase in business to Turkey and Oman was the most notable new feature. In the long-haul segment, traffic to Thailand, Sri Lanka and the Maldives fell.

Strategic fleet adjustment continued

Investment tangible and intangible assets fell from EUR 81.5m in the first three months of 2004 to EUR 50.3m in the fist quarter of 2005. By 31 March 2005, one Airbus A319, one Dash 8-Q400 and one Fokker 100 had been newly introduced into the fleet. Further important steps were taken in Austrian's strategic adjustment of its fleet and business areas in the reporting period. Two of the total of four MD-87 withdrawn from operation at the end of 2004 were transferred to the purchaser; the two remaining aircraft will be handed over in April 2005. As a result of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing 737, one Dash 8 (with purchase agreement) and three Embraer 145 were leased out as at the end of March.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications-A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-05-06e (Ergebnis Q1-05).doc

Austrian



Letter to Shareholders

January – March 2005

The Austrian Airlines Group at a glance

		1-3 / 2005	1-3 / 2004	+/- %
Revenue	EURm	462.5	471.0	-1.8
EBITDAR adjusted [1]	EURm	4.6	42.4	-89.2
EBITDAR	EURm	-5.0	16.3	-
EBIT adjusted [2]	EURm	-64.0	-27.7	-
EBIT	EURm	-73.6	-40.7	-80.8
Profit before tax adjusted [2]	EURm	-74.5	-34.9	-
Profit before tax	EURm	-81.0	-47.6	-70.2
Cash flows from operating activities	EURm	9.1	61.0	-85.1
Passengers carried		1,863,639	1,940,271	-3.9
Passenger load factor (scheduled services)	%	68.0	70.7	-2.7P.

1 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date

2 Adjusted for profits/losses from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

Highlights

Slower growth and sales offensive in reaction to tough operating environment
- Support for transfer charges and extensive sales-side measures
- Adjustment of production growth to lower demand (+2.5 % ASK)

Slight reduction in revenue passenger kilometers (-1.5 %)
- Passenger load factor (scheduled services) falls to 68.0 % (-2.7 P.)
- Trend begins to show signs of turnaround in March

Tense result situation due to continuing bull market in oil prices
- Fuel prices rise to record level once again
- EBIT: EUR -73.6m (2004 figure: EUR -40.7m)
- Profit before tax: down from EUR -47.6m to EUR -81.0m

Focus East – consistent progress in strategy
- Summer schedule 2005 features new destinations and extra frequencies
- Acquisition of majority shareholding in Slovak Airlines completed

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3642
Fax: ++43 (0)5 1766 - 3333
E-Mail: investor.relations@aua.com
Internet: http://www.austrianairlines.co.at

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

A Word from the Board of Management

Dear Shareholders,

The difficult operating conditions that dominated the fourth quarter of 2004 continued into the early months of 2005. In the first quarter, when demand is traditionally weak throughout the industry, the competitive environment continued to be shaped by the high levels of overcapacity that dogged European markets in particular. Demand was also below expectations in selected markets in the long-haul field. December's disastrous tsunami in the Indian Ocean region proved to be a terrible continuation of the series of external shocks to which the Austrian Airlines Group has been repeatedly exposed in recent years.

The Austrian Airlines Group has reacted rapidly and consistently to the emerging reduction in demand, however. This has enabled us to slow down our planned growth and adjust our flight capacity where necessary. At the same time, we have launched an extensive sales offensive and increased the competitiveness of the Vienna hub by supporting transfer charges. The introduction of the '**silver**ticket - upgrade to business' has allowed us to improve our service range and strengthen market share in the business travel segment.

Contrary to expectations, the drastic increase in crude oil prices continued into the first quarter of the year, reaching a new record high of USD 58 per barrel in March 2005. Such persistently high kerosene prices, which remain way above our original internal assumptions, could only be partially compensated through measures designed to secure the result. The dramatically increased fuel costs and the passenger load factor, which has so far been significantly below expectations, combined to produce a tense result situation in the first quarter.

Despite this challenging competitive environment, we continue to implement our successful Focus East strategy as before. In the summer season, we will once again selectively extend our programmes into our key strategic markets in an effort to develop our competitive position. Our acquisition of a majority shareholding in Slovak Airlines in January 2005 will also allow us to reap the future rewards of the dynamic growth in the Slovakian aviation market.

We remain confident that we have implemented the measures necessary to stimulate the market. The positive traffic statistics reported in March, moreover, would appear to suggest the early signs of a turnaround in the trend overall. Based on existing framework conditions, however - fuel prices and overcapacity in particular - we expect to see a negative adjusted EBIT for 2005 as a whole.

			
Vagn Soerensen, CEO	Walter Bock, COO	Josef Burger, CCO	Thomas Kleibl, CFO

Business Trends

Slovak Airlines consolidated

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2004. Due to the takeover of a 62 % share in Slovak Airlines in January 2005, this is the first reporting period in which the company is reported as being fully consolidated.

Slight fall in revenue

Due to the weaker passenger load factor caused by the continuing low levels of demand, flight revenue in the first three months of 2005 sank by 1.8 % to EUR 433.0m. Other revenue increased by EUR 9.7m to EUR 4.4m, due in particular to reporting date valuations of foreign currency. Operating revenue rose by 1.1 % to EUR 469.7m in the reporting period as a result.

Increase in expenditure due to high fuel costs

Fuel expenditure: +34.3%

Operating expenses reached a level of EUR 543.3m in the first quarter, equivalent to an increase of 7.5 % compared to the same period last year. As well as the dramatic rise in kerosene prices, this increase was caused by rises in personnel expenditure due to seasonal effects following the expansions in production introduced in the 2004 summer schedule. Expenditure on fuel in the reporting period rose by 34.3 % to reach EUR 73.6m. In the first three months of the year, the average kerosene price stood at USD 481 per tonne, significantly above the planning assumptions of the Austrian Airlines Group for 2005 of USD 450 per tonne (figure for the previous year: USD 240 per tonne). As a result, fuel costs as a percentage of total expenditure before exceptionals have risen from 10.6 to 13.5 % within the space of a year. A relatively small proportion of the considerable cost increases was passed onto passengers by means of surcharges. The fuel surcharges introduced in mid-2004 and subsequently gradually increased were reduced slightly in January 2005 due to a slight relaxation in crude oil prices. Due to the renewed and consistent oil price increase since then, however, the company will introduce another increase in fuel surcharges on long-haul routes on 15 May 2005.

Tense result situation

Due to the sharp increase in fuel costs and weak load factor, the Austrian Airlines Group reported a reduction in its result in the first quarter. The EBIT fell to EUR -73.6m (down from its level last year of EUR -40.7m). The figure for profit before tax worsened to EUR -81.0m following -47.6m in the comparison period of the previous year.

Reduction in cash flows from operating activities

Cash flows from operating activities fell to EUR 9.1m in the reporting period (EUR 61.0m last year). Due to reduced investment volume, cash flows from investment activities fell from EUR -74.9m to EUR -40.9m.

Strategic fleet adjustment continues

Investment in tangible and intangible assets fell from EUR 81.5m in the first three months of 2004 to EUR 50.3m in the first quarter of 2005. By 31 March 2005, one Airbus A319, one Dash 8-Q400 and one Fokker 100 had been newly introduced into the fleet.

MD-87 withdrawn

Further important steps were taken in Austrian's strategic adjustment of its fleet areas in the reporting period. Two of the total of four MD-87 withdrawn from operation at the end of 2004 were transferred to the purchaser; the two remaining aircraft will be handed over in April 2005. As a result of the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing 737, one Dash 8 (with purchase agreement) and three Embraer 145 were leased out as at the end of March.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Scheduled revenue stable

Despite the fact that Austrian continued with its strategy of expansion, capacity growth on **scheduled services** slowed considerably in the first three months of the year due to the weaker demand. Revenue passenger kilometers rose by 1.5 % compared to the same period last year, while there was an increase of 5.5 % in available seat kilometers. This led to a reduction in the passenger load factor to 68.0 % (last year: 70.7 %). The number of passengers carried fell by 2.8 % to 1,655,465. Revenue in the scheduled segment remained stable at EUR 394.2m (figure for last year: EUR 392.1m). The unadjusted EBIT of the scheduled segment reached EUR -64.7m compared to EUR -34.8m in the first quarter of 2004.

The **charter segment** was strongly influenced by the consequences of the tsunami disaster in the Indian Ocean region in the first quarter. As a result of production cutbacks following the tsunami, the volume of passengers travelling into the region fell by around 75 % compared to the previous year. Switching the long-haul programme to other destinations, the Caribbean in particular, enabled the company to make up part of this reduction. Overall, however, capacity measured in available seat kilometers was reduced by 11.7 %. In the first three months of the year, 208,174 passengers were carried on charter traffic, a fall of 11.9 %. Revenue in the charter segment was EUR 38.8m (last year: EUR 48.8m). This fall was a consequence of the disastrous flooding and demand-oriented product adjustments on medium-haul routes. The unadjusted EBIT of the charter segment fell from EUR -6.8m in the first three months of 2004 to EUR -9.9m in the same period this year.

Consequences of tsunami

The **complementary services segment** (which includes catering, third party handling and aircraft leasing) recorded revenues of EUR 29.5m (-2.0%) in the reporting period. The unadjusted EBIT rose slightly to EUR 1.0m (previous year: EUR 0.8m).

Taken by **geographical segment**, scheduled services expanded significantly in the long-haul segment. The trend in demand varied from region to region, and was below expectations in some geographical segments. The geographical segment of Australia reported the largest increase in passengers. In the short-haul and medium-haul segment, meanwhile, capacity increased only marginally due to the challenging competitive environment. The highest levels of passenger growth were achieved in the geographical segments of the Middle East, Central Asia, Central Europe, South-Eastern Europe, Scandinavia and South-Eastern Europe.

Expansion in long-haul

In the charter segment, sharp increases in business to Turkey and Oman were the most notable new features. In the long-haul segment, levels of traffic to Thailand, Sri Lanka and the Maldives were down.

Austrian Airlines on the Capital Market

Reduction in Austrian Airlines share price

Share price trend

The trend in airline share prices has been strongly influenced by the development of oil prices in recent months. As a result of the record oil prices and continued weakness of demand, the Austrian Airlines share price slid from EUR 10.05 to EUR 7.62, closing at a level of EUR 7.87 at the end of the quarter. With fuel costs expected to remain high for the rest of the financial year, several investment banks have reclassified their recommendation of Austrian Airlines shares as 'neutral'. On 20 April, the share was trading slightly higher at EUR 8.04.

Cancellation of dividend for 2004

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a clear reduction in the debt level and net gearing. This continues to be too high despite the significant reductions achieved to date. Due to the lack of a balance sheet profit at the parent company, it was not not possible to pay a dividend for the financial year 2004.

Investor Relations – comprehensive information for financial community

Up-to-the-minute information

The investor relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and transparency. In an effort to meet the needs of shareholders for up-to-the-minute information more effectively still, the internal processes by which quarterly and annual reports are produced have been improved and accelerated, so enabling the Austrian Airlines Group to publish its Annual Report 2004 by the end of February 2005. The Annual General Meeting was held on 15 March 2005.

Recently, management has directly informed institutional investors, analysts and private shareholders about the corporate trend and perspectives at a number of national and international events.

Financial Calendar

Publication of First Half-Year Results	25 July 2005
Publication of Third Quarter Results	25 October 2005

IFRS Consolidated Income Statement

EURm		1-3 / 2005	1-3 / 2004	+/-	+/- %
Flight revenue		433.0	440.9	-7.9	-1.8
Other revenue		29.5	30.1	-0.6	-2.0
Revenue		462.5	471.0	-8.5	-1.8
Changes in inventories		0.2	0.1	0.1	-
Result from disposal of non-current assets		2.6	-1.1	3.7	-
Other operating income [1]		4.4	-5.3	9.7	-
Operating revenue		469.7	464.7	5.0	1.1
Expenses for material and services [2]		-312.7	-291.1	-21.6	-7.4
Personnel expenses		-119.4	-109.6	-9.8	-8.9
Other operating expenses [2]		-42.6	-47.7	5.1	10.7
EBITDAR		-5.0	16.3	-21.3	-
EBITDAR adjusted [3]		4.6	42.4	-37.8	-89.2
Depreciation and amortisation [4]		-54.1	-39.1	-15.0	-38.4
Rentals		-14.5	-17.9	3.4	19.0
Operating expenses		-543.3	-505.4	-37.9	-7.5
Result from operating activities (EBIT)		-73.6	-40.7	-32.9	-80.8
Result from operating activities (EBIT) adjusted [5]		-64.0	-27.7	-36.3	-
Result from associates		-0.1	0.0	-0.1	-
Financial expenses		-17.0	-13.2	-3.8	-28.8
Financial income		6.5	5.8	0.7	12.1
Profit from the disposal of financial assets		0.0	0.3	-0.3	-
Other financial expenses and income		3.2	0.2	3.0	-
Financial result		-7.4	-6.9	-0.5	-7.2
Profit/Loss before tax		-81.0	-47.6	-33.4	-70.2
Profit/Loss before tax adjusted [5]		-74.5	-34.9	-39.6	-
Income taxes		0.0	0.0	0.0	-
Profit/Loss after tax		-81.0	-47.6	-33.4	-70.2
Profit/Loss after tax adjusted [5]		-74.5	-34.9	-39.6	-
Minority interests		0.2	-0.3	0.5	-
Net loss for the period		-80.8	-47.9	-32.9	-68.7
Earnings per share	EUR	-2.50	-1.48	-1.02	-68.9
Diluted earnings per share	EUR	-2.38	-1.41	-0.97	-68.8

1 Includes profits/losses from exchange rate valuations at the reporting date (2005: EUR -12.2m, 2004: EUR -25.0m)
2 Figures for 2004 regrouped according to changes in reporting structure
3 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date)
4 Includes revaluations according to IAS 36, Impairment (2005: EUR 0.0m, 2004: EUR 13.1m)
5 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	31.3.2005	31.12.2004	+/- %	31.3.2004	+/- %
Intangible assets	32.4	23.9	35.6	27.2	19.1
Aircraft	2,485.4	2,481.9	0.1	2,513.3	-1.1
Other tangible assets	161.7	163.3	-1.0	167.0	-3.2
Investments in associates	15.9	16.0	-0.6	17.3	-
Other financial assets	226.1	224.5	0.7	214.9	5.2
Other non-current assets	102.1	102.0	0.1	72.4	41.0
Deferred tax assets	115.6	115.6	0.0	128.9	-10.3
Non-current assets	3,139.2	3,127.2	0.4	3,141.0	-0.1
Inventories	50.3	52.2	-3.6	43.3	16.2
Trade receivables	176.1	149.4	17.9	179.8	-2.1
Other current assets	93.2	64.1	45.4	70.1	33.0
Short-term investments	0.0	0.0	-	52.6	-
Cash on hand and at bank	55.7	68.0	-18.1	104.6	-46.7
Current assets	375.3	333.7	12.5	450.4	-16.7
Total assets	3,514.5	3,460.9	1.5	3,591.4	-2.1

Shareholders' equity and liabilities

EURm	31.3.2005	31.12.2004	+/- %	31.3.2004	+/- %
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	392.1	343.5	14.1	357.3	9.7
Net profit/Net loss for the period	-80.8	40.2	-	-47.9	-
Shareholders' equity	558.5	630.9	-11.5	556.6	0.3
Minority interests	0.9	1.9	-52.6	2.2	-59.1
Provisions	462.3	460.5	0.4	415.9	11.2
Interest-bearing liabilities	1,468.1	1,462.6	0.4	1,649.9	-11.0
Other liabilities	21.8	26.0	-16.2	26.2	-16.8
Non-current liabilities	1,952.2	1,949.1	0.2	2,092.0	-6.7
Provisions	396.7	351.3	12.9	421.7	-5.9
Interest-bearing liabilities	401.3	354.1	13.3	306.7	30.8
Income tax liabilities	4.6	2.5	84.0	4.5	2.2
Other liabilities	200.3	171.1	17.1	207.7	-3.6
Current liabilities	1,002.9	879.0	14.1	940.6	6.6
Total shareholders' equity and liabilities	3,514.5	3,460.9	1.5	3,591.4	-2.1

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net loss for the period	Total
Shareholders' equity at 31.12.2003	247.2	278.0	79.3	604.5
Net loss for the period			-47.9	-47.9
As at 31.3.2004	247.2	278.0	31.4	556.6
Shareholders' equity at 31.12.2004	247.2	278.0	105.7	630.9
Changes according IAS 39			8.4	8.4
Net loss for the period			-80.8	-80.8
As at 31.3.2005	247.2	278.0	33.3	558.5

IFRS Cash Flow Statement

EURm	1-3 / 2005	1-3 / 2004	+/-	+/- %
Profit/Loss before tax	-81.0	-47.6	-33.4	-70.2
Depreciation of non-current assets	54.1	39.2	14.9	38.0
Result from sale of non-current assets	-2.6	1.1	-3.7	-
Result from associates	0.1	0.1	0.0	0.0
Net interest	10.4	7.4	3.0	40.5
Income taxes paid	2.0	0.0	2.0	-
Changes in inventories	2.5	8.1	-5.6	-69.1
Changes in assets	-43.8	-44.5	0.7	1.6
Changes in provisions	47.2	39.9	7.3	18.3
Changes in liabilities (excl. financial liabilities)	8.0	32.3	-24.3	-75.2
Other non-cash changes	12.2	25.0	-12.8	-51.2
Cash flows from operating activities	9.1	61.0	-51.9	-85.1
Investments in tangible and intangible assets	-50.3	-81.5	31.2	38.3
Changes in financial assets	-2.7	0.0	-2.7	-
Cash acquired from first time consolidation	0.7	0.0	0.7	-
Income from sale of non-current assets	4.9	0.8	4.1	-
Financial income	6.5	5.8	0.7	12.1
Cash flows from investing activities	-40.9	-74.9	34.0	45.4
Changes in interest-bearing liabilities	36.5	-4.4	40.9	-
Financial expenses	-17.0	-13.2	-3.8	-28.8
Cash flows from financing activities	19.5	-17.6	37.1	-
Change in cash and cash equivalents	-12.3	-31.5	19.2	61.0
Cash and cash equivalents at beginning of period	68.0	188.7	-120.7	-64.0
Cash and cash equivalents at end of period	55.7	157.2	-101.5	-64.6

Traffic Statistics and Key Figures

Employees

	1-3 / 2005	1-3 / 2004	+/-	+/- %
Average [1]	8,274	7,249	1,025	14.1
End of period [1]	8,345	7,349	996	13.6

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-3 / 2005	1-3 / 2004	+/-	+/- %
Revenue passenger kilometers	(000)	3,751,636	3,697,412	54,224	1.5
Available seat kilometers	(000)	5,517,655	5,232,403	285,252	5.5
Passenger load factor	in %	68.0	70.7	-	-2.7P.
Passengers carried		1,655,465	1,703,950	-48,485	-2.8
Block hours		63,730	62,010	1,720	2.8
RTK	(000)	516,481	503,319	13,162	2.6
ATK	(000)	759,446	723,430	36,016	5.0
Overall load factor	in %	68.0	69.6	-	-1.6P.
Freight tons		34,607	33,057	1,550	4.7
Charter					
Available seat kilometers	(000)	961,233	1,088,115	-126,882	-11.7
Passengers carried		208,174	236,321	-28,147	-11.9
Block hours		7,342	8,633	-1,291	-15.0
Total					
RTK	(000)	590,758	588,062	2,696	0.6
ATK	(000)	875,437	853,613	21,824	2.6
Passengers carried		1,863,639	1,940,271	-76,632	-3.9

Capital market figures

		1-3 / 2005	1-3 / 2004	+/-	+/- %
„Reuters code"		AUAV.VI			
Share price High	EUR	10.05	12.95	-	-
Share price Low	EUR	7.62	6.57	-	-
Share price (end of period)	EUR	7.87	12.08	-	-
Market capitalisation (end of period)	EURm	267.6	410.7	-	-
Turnover on Vienna Stock Exchange	EURm	92.2	199.7	-	-

1 Includes Slovak Airlines (2005) and employees currently in training or similar